UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No.2)*

                           NitroMed, Inc.
                          (Name of Issuer)

                    Common Stock, $0.01 par value
                   (Title of Class of Securities)

                             654798503
                           (CUSIP Number)

                         Jeffrey I. Martin
                     Rho Capital Partners, Inc.
                  152 West 57th Street, 23rd Floor
                      New York, New York 10019
                            212-751-6677
            (Name, Address, and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                          January 16, 2006
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


-----------------------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 2 to Schedule 13D for NitroMed, Inc., a Delaware corporation ("NitroMed"), amends a statement on Schedule 13D originally dated January 16, 2004, as amended April 15, 2004, with respect to shares of NitroMed Common Stock, par value $0.01 per share, beneficially owned by Rho Capital Partners, Inc., a New York corporation ("Rho"), its controlling shareholders Joshua Ruch, Habib Kairouz and Mark Leschly, and the following affiliated investment vehicles: Rho Ventures IV, L.P.; Rho Ventures IV (QP), L.P.; Rho Ventures IV GmbH & Co. Beteiligungs KG; Rho Management Trust II; Rho Management Ventures IV, LLC; and Rho Capital Partners Verwaltungs GmbH (collectively, the "Reporting Persons"). This Amendment is filed to amend items 6 and 7 in the Schedule 13D as previously filed, by addition of the following:



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In conjunction with a follow-on offering of NitroMed Common Stock (the "Offering"), Mark Leschly has entered into a letter agreement, dated January 16, 2006, with the underwriters of the Offering by which Mr. Leschly has agreed not to offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any shares of NitroMed Common Stock or enter into any hedging transaction (as defined in such letter) relating to the NitroMed Common Stock for a period from the date of such letter until and including 45 days after the date that NitroMed files the prospectus supplement relating to the Offering, with exceptions as provided in such letter agreement.

The foregoing summary of the terms of such letter agreement is qualified by reference to the full text of the lockup letter agreement, which is included as Exhibit D filed with this Amendment No. 2, and is incorporated herein by reference.



Item 7.  Material to be Filed as Exhibits

The following document is added as an additional exhibit:


D.  Lock-Up Letter Agreement, dated January 16, 2006.

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 27, 2006



RHO CAPITAL PARTNERS, INC.


By:   /s/ Jeffrey I. Martin

------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



/s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Joshua Ruch



/s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Habib Kairouz



/s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Mark Leschly



RHO VENTURES IV, L.P.


By:  /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT VENTURES IV, LLC


By:  /s/ Jeffrey I. Martin
---------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV (QP), L.P.


By:  /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer




RHO VENTURES IV GmbH & CO. BETEILIGUNGS KG


By: /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO CAPITAL PARTNERS VERWALTUNGS GmbH


By: /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT TRUST II


By: /s/ Jeffrey I. Martin
-----------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer